Exhibit 17.2

October 29, 2008

Ms. Lynn L. Elsenhans

Chairman of the Board

Sunoco Logistics Partners, L.P.

1735 Market Street

Philadelphia, PA 19103

Dear Lynn,

With my recent decision to retire from Sunoco, Inc., I believe it is appropriate for me to resign my position as a director of Sunoco Partners LLC, the general partner of Sunoco Logistics Partners L.P., effective October 26, 2008. It was a pleasure to have served on the Board. My resignation does not reflect any disagreement with the management or the Board of Sunoco Logistics Partners L.P.

Sincerely,

/s/ Thomas W. Hofmann
Thomas W. Hofmann

cc: D.M. Fretz